SHENGTAI PHARMACEUTICAL, INC.
Changda Road East, Development District
Changle County, Shandong 262400
People’s Republic of China

June 3, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Ibolya Ignat,
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Re: Shengtai Pharmaceutical, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Form 10-Q for the Quarterly Period ended December 31, 2008
File No. 000-51312

Dear Mr. Rosenberg and colleagues:

Reference is made to your comment letter, dated May 21, 2009 to Shengtai Pharmaceutical, Inc. (the “Company”), relating to the above captioned reports (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

1 We do not believe that your response to comment one fully addresses our comment. For example, it is still unclear how Moore Stephens Wurth Frazer and Torbet, LLP(MSWFT) performed the observation of inventories at June 30, 2007. It is unclear how MSWFT considered the need to perform procedures or otherwise test some or all of the assumptions, methods and findings of the Chinese auditor. Please ask MSWFT to provide, in a letter addressed to us, more detail about their inventory observation procedures performed during or after the end of the periods audited. Refer to PCAOB Interim Auditing Standard, AU Section 331, Inventories. You can find it at the following website address:
http://www.pcaobus.org/standards/interim_standards/auditing_standards/index_au.asp?series=300&setion=331.

Response:  We have obtained the letter from MSWFT.  Please refer to the attached letter.

2 We do not believe that response to comment six fully addresses our comment and we are reissuing our comment as it relates to the discontinuance of your sodium gluconate product line in its entirety. Please tell us how the discontinuance of your sodium gluconate product line in May 2008 affected the testing of the recoverability of your long-lived assets. Refer to paragraph 8 of SFAS 144. In addition, please provide us support for your assertion that the production of sodium gluconate “will be recovered in a larger scale in the year ending June 30, 2010.”

Response:  The sodium gluconate product line are within the same facility of all of our glucose production line and the sodium gluconate product line can be easily converting into a glucose production line as both production line will produce powder-like products.  Ultimately, we consider the sodium gluconate product line with our glucose production line under one facility for impairment testing.  In April 2009 we have transformed the Sodium Gluconate production line into Dextrose Monohydrate Oral glucose production line, therefore, it will be covered in a larger scale in the year ending June 30, 2010 with the Dextrose Monohydrate Oral glucose production altogether. The Company has tested of the recoverability of the above long-lived assets and no impairment written off based on the above reason.

3 We acknowledge your proposed disclosures in response to comments ten and twelve. In addition to the information you propose to disclose, include disclosures in your amended June 30, 2008, September 30, 2008 and December 31, 2008 filings to discuss the weaknesses identified in the design and/or operation of your disclosure controls and procedures that resulted in the conclusion that your disclosure controls and procedures were not effective. Describe the type of weaknesses identified; explain when they occurred, when they were discovered and the circumstances that led to their discovery. Tell us and disclose the procedures that you are establishing to address the weaknesses in your disclosure controls and procedures and the time frame in which these remedial procedures will be implemented. Identify the parties responsible for creating and implementing these procedures and describe their role.

Response:  We will include the following in our internal control disclosure:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) refers to the process designed by, or under the supervision of, our Chief Executive Officer and Acting Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

We have evaluated the effectiveness of our internal control over financial reporting as of June 30, 2008. This evaluation was performed using the Internal Control – Evaluation Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such evaluation, management concluded that the Company’s internal control over financial reporting was not effective and identified the material weaknesses in the Company’s internal control over financial reporting as stated below.

Material weaknesses related to:

• Accounting and Finance Personnel Weaknesses - US GAAP expertise - The current staff in the accounting department is relatively new and inexperienced, and needs substantial training so as to meet with the higher demands of being a U.S. public company. The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the skills of subsidiary financial statements consolidation, are inadequate and were inadequately supervised.

• Lack of internal audit function - The Company lacks qualified resources to perform the internal audit functions properly.  In addition, the scope and effectiveness of the internal audit function are yet to be developed.

Due to those above material weaknesses, during the annual audit process for the year ended June 30, 2008, our independent auditor proposed material adjustments to allowance for bad debt, interest expenses from the capital lease equipment and additional liability due from the asset purchase.

MANAGEMENT'S REMEDIATION PLAN

During its audit of our consolidated financial statements for the fiscal year ended June 30, 2008, our independent registered public accounting firm reported material weakness in our financial statement reporting process.

In order to correct the foregoing material weaknesses, we have taken the following remedial measures:

1. In May 2008, we engaged Ms. Yiru Shi, a CPA with experience as an independent auditor as well as financial experience at Sun Microsystems and Hewlett Packard, to serve as our chief financial officer. Ms. Yiru Shi has extensive experience in internal control and U.S. GAAP reporting compliance and an MBA from the University of California-Irvine and together with our chief executive officer will oversee and manage our the financial reporting process and required training of the accounting staff.

2. In July, 2008 we engaged independent consultants to assist the Company in improving the internal control system based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The consultants are currently in the process of conducting an evaluation of our internal control over financial reporting, and designing and implementing enhanced processes and procedures to improve our internal control over financial reporting.

3. We plan to train our internal accountants well in U.S. GAAP principles and reporting. Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.

4. We are also planning to establish an internal audit unit to establish effective internal control. We plan to allocate sufficient resources to achieve an effective internal audit function.

5. We plan to recruit and train additional accounting personnel with experience in U.S. GAAP.

We believe that the steps we are taking are necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

4 Please tell us why you believe that the financial statements for the fiscal periods covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows given the material weaknesses identified in your internal control over financial reporting.

Response:  We will include the following in the “MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING” section.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of June 30, 2008 due to the material weakness described below under Management’s Report on Internal Control Over Financial Reporting, we believe that the consolidated financial statements included in this Annual Report on Form 10-K correctly present our financial condition, results of operations and cash flows for the fiscal years covered thereby in all material respects after all the adjustments proposed by our auditor were accepted and made by the Company.

5 In light of the weaknesses identified in your disclosure controls and procedures and in your internal control over financial reporting, please include a risk factor in your amended filing to alert investors to your ineffective disclosure controls and procedures and to your ineffective internal control over financial reporting. The risk factor should identify the material weaknesses in your disclosure controls and procedures and in your internal control over financial reporting and should disclose all material risks resulting from the weaknesses identified. In this regard, consider addressing the risk if you are unable to adequately correct the weaknesses identified. If you determine that a risk factor is unnecessary, advise of the basis for your conclusion.

Response:  We will include the following in our risk factor.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, and such difficulties could reduce the value of any investment in our common stock.

The PRC historically has not adopted a western style of management and financial reporting concepts and practices, or a modern western style of banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of employees qualified in these areas to work for our operating company in the PRC. As a result of these factors, we have had, and may continue to have difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices relating to our PRC operations that meet Western standards.

We have recently discovered material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future.  We concluded that  our internal control over financial reporting and disclosure controls and procedures are not effective, although we believe that the financial statements included in our past filings correctly present our financial condition, results of operations and cash flows for the fiscal years covered thereby in all material respects.  Accordingly in the future there may be errors in our financial statements that could require a restatement or our filings may not be timely and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Material weaknesses related to:

• Accounting and Finance Personnel Weaknesses - US GAAP expertise - The current staff in the accounting department is relatively new and inexperienced, and needs substantial training so as to meet with the higher demands of being a U.S. public company. The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the skills of subsidiary financial statements consolidation, are inadequate and were inadequately supervised.

• Lack of internal audit function - The Company lacks qualified resources to perform the internal audit functions properly.  In addition, the scope and effectiveness of the internal audit function are yet to be developed.

The steps we have taken to remediate these weaknesses include the following:

1. In May 2008, we engaged Ms. Yiru Shi, a CPA with experience as an independent auditor as well as financial experience at Sun Microsystems and Hewlett Packard, to serve as our chief financial officer. Ms. Yiru Shi has extensive experience in internal control and U.S. GAAP reporting compliance and an MBA from the University of California-Irvine and together with our chief executive officer will oversee and manage our the financial reporting process and required training of the accounting staff.

2. In July, 2008 we engaged independent consultants to assist the Company in improving the internal control system based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The consultants are currently in the process of conducting an evaluation of our internal control over financial reporting, and designing and implementing enhanced processes and procedures to improve our internal control over financial reporting.

3. We plan to train our internal accountants well in U.S. GAAP principles and reporting. Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.

4. We are also planning to establish an internal audit unit to establish effective internal control. We plan to allocate sufficient resources to achieve an effective internal audit function.

5. We plan to recruit and train additional accounting personnel with experience in U.S. GAAP.

We plan for the above policy to be consistently followed, which we hope will provide for much greater credibility and consistency in the financial statements.

However, as a result of these material weaknesses in our disclosure controls and procedures, current and potential stockholders could lose confidence in our financial reporting and disclosures made in our public filings, which would harm our business and the trading price of our stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company's independent registered public accountants.  The SEC extended the compliance dates for non-accelerated filers like us.  Accordingly, the annual assessment of our internal controls first applied to our  annual report for the 2009 fiscal year and the attestation requirement of management's assessment by independent registered public accountants will first apply to our annual report for the 2010 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards.  We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in the future in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants.  Since we cannot assess our internal control over financial reporting as effective, and our independent registered public accountants are unlikely to be able to provide an unqualified attestation report, investor confidence and share value may be negatively impacted.

On behalf of the Company I represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yiru Melody Shi
Yiru Melody Shi
Chief Financial Officer

May 28, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Ibolya Ignat, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:  Shengtai Pharmaceutical Inc. Comment Letter dated May 21, 2009 - comment #1

Dear Mr. Rosenberg and colleagues:

Moore Stephens Wurth Frazer and Torbet (“MSWFT”) is the independent audit firm of Shengtai Pharmaceutical Inc. (“Company”).  In response to comment #1 contained in your letter, dated May 21, 2009 to the Company; MSWFT is providing additional details about our inventory observation procedures preformed in connection with the audit of the Company’s financial statements for the years ending June 30, 2007 and 2008.

MSWFT employs approximately 20 bi-lingual professional staff accountants (“US Staff”) that are fluent (Speaking, reading and writing) in both English and Mandarin.  All of these individuals have been obtained their college degree from a USA university and are licensed certified public accountants in California or in the process of obtaining their license.

In addition we sometimes augment our staff on an as need basis with the use of professionals (“Chinese auditors”) based in Mainland China to help count inventories located at our clients’ locations.  However these individuals are directly supervised by MSWFT personnel and no decisions regarding audit procedures are made by these individuals based in China.

Our audit procedures for the inventory observations included, but were not limited to the following:

For fiscal years ended June 30, 2007 and 2008

Prior to our inventory observation, we obtained a detailed list of inventory products by  locations as of the balance sheet date from the Company. We selected certain locations to observe inventory quantities based upon the materiality of the inventory amounts stored at each location.  We sent our US audit staff to each selected location.

Division of Corporation Finance
Securities and Exchange Commission
May 28, 2009

For fiscal year ended June 30, 2007

Our US staff conducted 100% of the audit procedures deemed necessary in auditing the inventory account balance.  The inventory observation was performed on July 2 and 3, 2007 and we sent four US audit staff to the inventory locations to conduct the physical inventory observation counts. We did not engage the use of any Chinese auditors  Since the physical inventory observation was performed on July 2 and 3, 2007 the Company prepared an inventory rollback schedule which rolled back the physical inventory quantities and amounts taken in July 2007 to the ending June 30, 2007 amounts.  Certain audit procedures were conducted on this schedule to test the math accuracy and details of the inventory movements to actual shipping and receiving documents.

For fiscal year ended June 30, 2008

We sent two US audit staff and one independent Chinese-based auditor to perform the physical inventory observation. The independent Chinese-based consultant has over five years of experience with a public accounting firm in China.  This person’s sole responsibility in this engagement was to assist us in performing the test counts of the inventory. Prior to the inventory observation, we confirmed with him that he was independent to the Company and its subsidiaries.  Our US audit staff during the physical inventory observation oversaw and instructed the Chinese auditor as to the procedures and counts to be performed.. The physical inventory observation was performed on July 1, 2008 and an inventory rollback schedule was prepared by the Company to reconcile the ending physical counts taken on July 1, 2008 to the inventory quantities and amounts at June 30, 2008.  Certain audit procedures were conducted on this schedule to test the math accuracy and details of the inventory movements to actual shipping and receiving documents.

In conclusion, we performed all the required audit procedures in accordance with PCAOB Interim Auditing Standard, AU Section 331, Inventories.

Very truly yours,

/s/ Moore Stephens Wurth Frazer and Torbet, LLP